UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41712

Digital Currency X Technology Inc.

(Exact name of registrant as specified in its charter)

Room 1101, 11/F., Capital Centre

151 Gloucester Road, Wanchai

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

As previously reported in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on March 20, 2026, Digital Currency X Technology Inc. (the “Company”) entered into a share purchase agreement for the disposal of its wholly-owned subsidiary, Chijet Inc. (the “Disposal”).

In connection with the Disposal, the Company is furnishing, as Exhibit 99.1 to this Report on Form 6-K, its unaudited pro forma condensed financial information. This information was prepared in conformity with Article 11 of Regulation S-X and includes the unaudited pro forma condensed balance sheet as of December 31, 2025, and the unaudited pro forma condensed statements of comprehensive income for the fiscal years ended December 31, 2023, 2024, and 2025.

The pro forma financial information presents the estimated effects of the Disposal on the Company’s financial position and results of operations as if the Disposal had occurred on the relevant dates. This information is provided for illustrative purposes only and does not purport to represent what the Company’s actual financial position or results of operations would have been had the Disposal occurred on the dates indicated, nor is it necessarily indicative of the Company’s future operating results or financial position.

This report on Form 6-K and the attached exhibit are incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-281314), as amended, and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits

Exhibit No.	Description
99.1	Unaudited pro forma condensed balance sheet as of December 31, 2025 and condensed statements of comprehensive income for the fiscal years ended December 31, 2023, 2024, and 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digital Currency X Technology Inc.

By:	/s/ Dongchun Fan
Name:	Dongchun Fan
Title:	Chief Financial Officer

Date: May 7, 2026